BioVie Inc.

2120 Colorado Avenue, #230

Santa Monica, California 90404

August 8, 2019

Christine Westbrook
Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F. Street, NW

Washington, D.C. 20549

Re:	Biovie Inc Registration Statement on Form S-1 File No. 333-231136 Registration Statement on Form 8-A File No. 001-39015

Dear Ms. Westbrook:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced filings so that such registration statements will become effective as of 5:00 pm ET on August 12, 2019, or as soon thereafter as practicable. By separate letter, the underwriter for the issuance of the securities being registered join in this request.

Sincerely,

/s/ J. Wendy Kim

J. Wendy Kim, Chief Financial Officer and Corporate Secretary